UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2021

EXFO Inc.

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On August 9, 2021, EXFO Inc., a Canadian corporation, announced that 11172239 Canada Inc. has agreed to increase the purchase price for the acquisition of all the issued and outstanding subordinate voting shares of EXFO (the “Subordinate Voting Shares”), from US $6.00 to US $6.25 per Subordinate Voting Share, except the Subordinate Voting Shares held directly or indirectly by Germain Lamonde and Philippe Morin. The parties have also amended the arrangement agreement dated June 7, 2021, as amended on July 6, 2021 and July 12, 2021 accordingly (collectively the “Arrangement Agreement”). The terms and conditions of the Arrangement Agreement otherwise remain unchanged.

This Material Change Report Form contains material information relating to EXFO and is hereby incorporated as document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.

By: /s/ Benoit Ringuette
Name: Benoit Ringuette
Title: General Counsel and Corporate Secretary

Date: August 11, 2021

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1	Name and Address of the Reporting Issuer

EXFO Inc. (the “Corporation” or “EXFO”)

400 Godin Avenue

Québec City, Québec

G1M 2K2

Item 2	Date of Material Change

August 9, 2021

Item 3	News Release

A press release describing the material change was issued via PRNewswire on August 9, 2021.

A copy of the press release is also available on SEDAR at www.sedar.com under the Corporation’s profile.

Item 4	Summary of Material Change

On August 9, 2021, the Corporation announced that 11172239 Canada Inc. (the “Purchaser”) has agreed to increase the purchase price for the acquisition of all the issued and outstanding subordinate voting shares of the Corporation (the “Subordinate Voting Shares”), from US $6.00 to US $6.25 per Subordinate Voting Share, except the Subordinate Voting Shares held directly or indirectly by Germain Lamonde and Philippe Morin (the “Excluded Shares”). The parties have also amended the arrangement agreement dated June 7, 2021, as amended on July 6, 2021 and July 12, 2021 accordingly (collectively the “Arrangement Agreement”). The terms and conditions of the Arrangement Agreement otherwise remain unchanged.

Item 5	Full Description of Material Change

On August 9, 2021, the Corporation announced that the Purchaser has agreed to increase the purchase price for the acquisition of all the issued and outstanding Subordinate Voting Shares of the Corporation, from US $6.00 to US $6.25 per Subordinate Voting Share (other than the Excluded Shares). The parties have also amended the Arrangement Agreement accordingly. The terms and conditions of the Arrangement Agreement otherwise remain unchanged.

The Purchaser and the Corporation have also entered into support and voting agreements (the “Support Agreements”) with Westerly Capital Management LLC (“Westerly Capital”), Mr. Chris Galvin and EHP Funds Inc., shareholders of the Corporation who beneficially own or have control or direction over 3,161,487 Subordinate Voting Shares in the aggregate which can be voted at the special meeting of shareholders of the Corporation to be held on August 13, 2021, or at any adjournment or postponement thereof (the “Meeting”), or approximately 14.75% of all the issued and outstanding Subordinate Voting shares of the Corporation (other than the Excluded Shares). Under the terms of the Support Agreements, Westerly Capital, Mr. Chris Galvin and EHP Funds Inc. have agreed to support and vote the 3,161,487 Subordinate Voting Shares of EXFO that they control in favour of the Purchaser’s acquisition of EXFO.

To proactively deal with the unprecedented public health impact of COVID-19, the Meeting will be held in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/436109447 at 10:00 a.m. (Québec City time) on August 13, 2021.

If you have already voted your Subordinate Voting Shares and wish to change your vote, you can submit your new vote in accordance with the instructions in the section of the proxy solicitation circular entitled “Voting Information – Appointment and Revocation of Proxies”, prior to the deadline of 10:00 a.m. (Québec City time) on Wednesday, August 11, 2021, and your new vote will supersede and replace any previously submitted vote.

Required Early Warning Report Information

Germain Lamonde and his affiliates and associates control, directly or indirectly, 3,672,474 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares, representing 14.22% of the issued and outstanding Subordinate Voting Shares and 100% of the issued and outstanding Multiple Voting Shares, respectively, representing collectively 61.46% of the issued and outstanding shares of EXFO and 93.53% of the voting rights attached to all of the issued and outstanding shares of EXFO on an undiluted basis.

Upon closing of the Arrangement, Germain Lamonde intends to cause the Subordinate Voting Shares to cease to be listed on the Toronto Stock Exchange and the NASDAQ, to cause the Corporation to submit an application to cease to be a reporting issuer under applicable Canadian securities laws, to cause the Corporation to file a certification and notice on Form 15 with the SEC to suspend its reporting obligations under U.S. securities laws, and to otherwise terminate the Corporation’s public reporting requirements.

An updated early warning report will be filed by Germain Lamonde with applicable Canadian securities regulatory authorities. To obtain copies of the early warning report, please contact Mr. Germain Lamonde at 1-800-663-3936.

Forward-looking Information

This material change report contains forward-looking statements within the meaning of Canadian securities laws. In addition, this material change report also contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. More particularly and without restriction, this material change report contains forward-looking statements and information regarding: statements and implications about the anticipated benefits of the proposed transaction for EXFO, its employees, business partners, shareholders and other stakeholders, including future financial and operating results, plans, objectives, expectations and intentions of the Purchaser or EXFO, and the anticipated timing of the Meeting and of the completion of the proposed transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits and timing of the completion of the proposed transaction, EXFO has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary shareholder and court approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the proposed transaction; and other expectations and assumptions concerning the proposed transaction. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder and court approvals, the necessity to extend the time limits for satisfying the other conditions to the completion of the proposed transaction or the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation. Although EXFO believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct, that the proposed transaction will be completed or that it will be completed on the terms and conditions contemplated in this material change report. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

Risks and uncertainties inherent in the nature of the proposed transaction include, without limitation, the failure of the parties to obtain the necessary shareholder and court approvals or to otherwise satisfy the conditions to the completion of the proposed transaction; failure of the parties to obtain such approvals or satisfy such conditions in a timely manner; significant transaction costs or unknown liabilities; the ability of the Board of Directors to consider and approve, subject to compliance by the Corporation of its obligations in this respect under the Arrangement Agreement, a superior proposal for the Corporation; the failure to realize the expected benefits of the proposed transaction; and general economic conditions. Failure to obtain the necessary shareholder and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the proposed transaction or to complete the proposed transaction, may result in the proposed transaction not being completed on the proposed terms, or at all. In addition, if the proposed transaction is not completed, and EXFO continues as an independent entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Corporation to the completion of the proposed transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, the failure of EXFO to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in it being required to pay a fee to Purchaser, the result of which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations. Consequently, the reader is cautioned not to place undue reliance on the forward-looking statements and information contained in this material change report. Further information regarding these and other risks, uncertainties or factors is included in EXFO’s filings with the SEC as well as the Schedule 13E-3 transaction statement and the proxy solicitation circular.

The forward-looking statements in this document reflect the Corporation’s expectations on the date hereof and are subject to change after that date. The Corporation expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Item 6	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Vance Oliver
Director, Investor Relations
(418) 683-0913, ext. 23733
vance.oliver@exfo.com

Item 9	Date of Report

August 10, 2021